Item 6. English translation of an excerpt of the minutes of the meeting of the Board of Directors of Central Puerto S.A. that approved the Financial Statements of the three-month period ended on March 31, 2018, dated May 14, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May 14, 2018.

Relevant part of the Minutes of the Board of Directors of Central Puerto S.A. on May 14, 2018

Minutes no. 330: In the City of Buenos Aires, on May 14, 2018, at 10 a.m., the Board of Directors of CENTRAL PUERTO S.A. (hereinafter, the “Company” or “CPSA”, indistinctly) is convened. The following directors were present: Osvaldo RECA, Oscar GOSIO, Miguel DODERO, Diego PETRACCHI, Tomás PERES, Tomás WHITE, Jorge RAUBER, Jorge Eduardo VILLEGAS, Cristián LOPEZ SAUBIDET and Liliana MURISI, who attended via conference video call. The following members of the Statutory Supervisory Committee also attended the meeting: Eduardo EROSA, Cesar HALLADJIAN and Juan NICHOLSON. There being enough quorum to hold the meeting, the meeting was commenced and the (…) fourth item on the agenda was submitted for consideration: 4) APPROVAL OF THE CONSOLIDATED STATEMENT OF INCOME; THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME; THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION; THE CONSOLIDATED STATEMENT OF CHANGES IN EQUITY; THE CONSOLIDATED STATEMENT OF CASH FLOW; ADDITIONAL NOTES; SEPARATED STATEMENT OF INCOME; SEPARATED STATEMENT OF COMPREHENSIVE INCOME; SEPARATED STATEMENT OF FINANCIAL POSITION; SEPARATED STATEMENT OF CASH FLOW; INFORMATION REPORT AND ADDITIONAL INFORMATION TO THE NOTES TO FINANCIAL STATEMENTS– SECTION No. 12, CHAPTER III, TITLE IV, GR No. 622, ARGENTINE SECURITIES COMMISSION (COMISIÓN NACIONAL DE VALORES) AND SECTION 68 OF THE LISTING RULES OF THE BUENOS AIRES STOCK EXCHANGE (BOLSAS Y MERCADOS ARGENTINOS S.A.). ALL OF THESE DOCUMENTS ARE WITH RESPECT TO THE PERIOD ENDED MARCH 31, 2018. Mr. Osvaldo RECA asked Mr. Juan Avigliano to present the topic. Mr. Juan Avigliano took

Item 6. English translation of an excerpt of the minutes of the meeting of the Board of Directors of Central Puerto S.A. that approved the Financial Statements of the three-month period ended on March 31, 2018, dated May 14, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May 14, 2018.

the floor and informed that it was the Board of Directors’ responsibility to consider and to approve the Consolidated Statement of Income; the Consolidated Statement of Comprehensive Income; the Consolidated Statement of Financial Position; the Consolidated Statement of Changes in Equity; the Consolidated Statement of Cash Flow; Additional Notes; Separated Statement of Income; Separated Statement of Comprehensive Income; Separated Statement of Financial Position; Separated Statement of Cash Flow; Information Report and Additional Information to the Notes to Financial Statements - Section no. 12, Chapter III, Title IV, GR no. 622, Argentine Securities Commission (Comisión Nacional de Valores) and Section 68 of the Listing Rules of the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos S.A.), which documents are with respect to the period ended March 31, 2018 and which were available to the directors previous to this meeting. After a short deliberation and having considered the report issued by the Supervisory Committee and the report issued by Independent Auditors, the members of the Board of Directors decide to approve by unanimous vote the Consolidated Statement of Income; the Consolidated Statement of Comprehensive Income; the Consolidated Statement of Financial Position; the Consolidated Statement of Changes in Equity; the Consolidated Statement of Cash Flow; Additional Notes; Separated Statement of Income; Separated Statement of Comprehensive Income; Separated Statement of Financial Position; Separated Statement of Cash Flow; Information Report and Additional Information to the Notes to Financial Statements - Section no. 12, Chapter III, Title IV, GR no. 622, Argentine Securities Commission (Comisión Nacional de Valores) and Section 68 of the Listing Rules of the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos S.A.), which documents are with respect to the period ended March 31, 2018. Eduardo Erosa, Cesar Halladjian and Juan Nicholson put on record Mrs. MURISI’s positive vote, which was casted through conference video call. Mr. Osvaldo RECA continued taking the floor and informed all those present regarding the status of compliance of General

Item 6. English translation of an excerpt of the minutes of the meeting of the Board of Directors of Central Puerto S.A. that approved the Financial Statements of the three-month period ended on March 31, 2018, dated May 14, 2018, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May 14, 2018.

Resolution no. 611/12 of the Argentine Securities Commission. In that regard, Mr. Osvaldo RECA informed that the Company has knowledge regarding the conciliation between the Professional Accounting Standards (PAS) and the International Financial Reporting Standards (IFRS) (hereinafter, the “Standards”), which apply to the investments that the Company has on Termoeléctrica Manuel Belgrano S.A. Termoeléctrica José de San Mart’n S.A., Central Vuelta de Obligado S.A., Transportadora de Gas del Mercosur S.A, CP Renovables S.A., Central Aimé Painé S.A., Parques Eólicos Australes S.A and Proener S.A.U., which companies are all periodically monitored by the Company. Therefore, it is concluded that all relevant records under different treatment in the Standards have been taken into account in the Conciliation. Hence, the Company’s Board of Directors approved by unanimous vote such Conciliation. Eduardo Erosa, Cesar Halladjian and Juan Nicholson put on record Mrs. MURISI’s positive vote, which was casted through conference video call. (…). There being no further business to discuss, the meeting was adjourned at 11 a.m.

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.